Katherine R. Kelly Vice President & Assistant General Counsel 345 Park Avenue New York, NY 10154-0037 Tel 212-546-4852 Fax 212-605-9475 katherine.kelly@bms.com

July 15, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011
File No. 1-1136

Dear Mr. Rosenberg:

We have received the supplemental oral comment from Ms. Sasha Parikh, Staff Accountant, on June 30, 2011 responding to Bristol-Myers Squibb Company’s response letter dated June 1, 2011 and, as discussed with Ms. Parikh, we anticipate providing a complete response by August 1, 2011.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly

Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company
Sandra Leung, Bristol-Myers Squibb Company